EXHIBIT 1
                                                                       ---------

                            WPP GROUP plc ("WPP")


WPP announces that on 17 June 2005 it acquired 150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 592.8833p per share.